Correspondence

SERVICE TEAM INC.
7121 Engineer Road
San Diego, California 92111
Phone:  (855) 830-8111
FAX: (858) 249-7655
Cashmanrob@aol.com

February 21, 2012

Securities & Exchange Commission
Washington, D.C. 20549

RE:  Service Team Inc. Registration Statement on Form S-1
Filed November 29, 2011
File Number 33-178210

Dear Mr. Spirgel:

Thank you for your letter of February 6, 2012.  We are filing an amended Form S-1/A and my additional responses are as follows:

General

1.  As stated in comment 2 in our letter dated December 21, 2011, please provide disclosure in the document stating that the company has no intention to merge with, or sell the company to, a private operating company in a reverse-merger transaction.

RESPONSE:  We have inserted the following sentence in the prospectus summary and at the beginning of the Description of the Business:  “Our long term business plan is to continue developing our service and repair operations.  Despite our limited operations to date, we are not a shell company and do not intent to merge with, or sell the company to, a private operating company in a reverse merger transaction.”

Risk Factors, page 5

2.  Please note that securities registered for sale in this offering may not also be sold, in the alternative, “in transactions that are not in the public market…” In addition, we note that you have no market makers in your common stock and that you plan to file an application for quotation on the OTC Bulletin Board; however, a market maker must file the application for quotation on the OTC Bulletin Board. Please advise or revise.

RESPONSE:  We have revised the risk factor as follows:

Our securities are not traded on any market or securities exchange and there is no assurance that they will be trading on a securities market after this Offering.

The Company plans to locate a broker-dealer to file an Application to become a market maker for our stock on the OTC Bulletin Board; however, we have not located such a broker dealer as of the date of this prospectus and no assurances that  if a broker-dealer is located, their Application will be accepted by the Federal Investment Regulatory Agency.  Our common stock is not traded on any market or securities exchange.  Common stock being registered in this Registration Statement will only be sold by the Company at a fixed price of $1.00 per share ~~or in transactions that are not in the public market at a fixed price of $1.00 per share~~.   We know of no market makers for our common stock. The offering price may not reflect the market price of our shares after the offering.  If we are successful in having our securities listed on the Over-the-Counter Market, regulators may not permit our investors to sell securities when and in the manner that they wish.  Because there are no automated systems for negotiating trades on the Over-the-Counter Market.  In times of heavy market volume, the limitations of this process may result in a significant increase in the time it takes to execute investor orders. Therefore, when investors place market orders to buy or sell a specific number of shares at the current market price it is possible for the price of a stock to go up or down significantly during the lapse of time between placing a market order and its execution.

Plan of Distribution, page 10

3.  We note your response to comment 6 of our letter dated December 21, 2011. Please revise to state that any broker/dealers engaged for the sale of shares will be deemed underwriters.

RESPONSE:  We have revised the paragraph as follows:

We may retain licensed broker/dealers to assist us in selling our shares, if we deem such to be in our best interest. At this time we do not have any commitments, agreements or understandings with any broker/dealers. The maximum underwriting discounts and commissions we are willing to pay to engage broker/dealers are 10%. In the event we choose to sell our shares through broker/dealers, we will file a post effective amendment to this Registration Statement to identify the broker/dealers.   Any broker-dealers engaged to sell the shares will be deemed underwriters.

Description of Business, page 14

4.  We note your response to comment 7 of our letter dated December 21, 2011. Please revise to further clarify the nature of your relationship with Warrantech. It appears from your disclosure that there is no agreement, written or oral, between the parties, and that the relationship is terminable at will by either party. If this is correct, please state this specifically. Otherwise, clarify what you mean by the statement that your customers “accept our price list.”

RESPONSE:  We have added the following sentence:

We do not have any written or oral agreement with Warrantech.  We have provided Warrantech with our price list and the only contractual obligation is with respect to repair orders submitted to us by Warrantech.  Warrantech may cease to use our services at any time without notice.

5.   We note the statement that Warrantech currently represents about 100% of the company’s business. Please revise your disclosure to reconcile this statement with the statement in Note 2 to the financial statements, Revenue Recognition, that the company does business with several warranty insurance companies and Asian electronic manufacturers, as well as your statement in your response to comment 9 of our letter dated December 21, 2011, that you have acquired several additional customers, reducing your dependency on one large customer.

RESPONSE:  We have added the following disclosure to the Overview section of the Management’s Discussion and Analysis.  We have also revised Note to as follows.

We anticipate starting to do business with two new accounts during the current fiscal quarter.  These warranty insurance companies are Puretek USA, LLC, and a Chinese manufacturer, Novea Group Limited located in Hong Kong, China.  We have received the blueprints and some of the testing equipment to fulfill the warranty requirements on their products.  As with Warrantech, we do not have any written or oral agreement with these new companies.  We have provided them with our price list and the only contractual obligation will be with respect to repair orders submitted to us.  These companies may cease to use our services at any time without notice.

Revenue Recognition

Service Team Inc.’s business is to repair or replace electrical appliances, mostly televisions, covered by warranties or insurance  companies.  The Company currently does business with one warranty insurance company and is soliciting business from several warranty insurance companies and Asian electronic manufacturers.  The Company has a price list of its services that sets forth a menu of charges for various repairs or replacements.   We do not do business with individual customers.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 16

6.   We note your response to comment 1 of our letter dated December 21, 2011. To demonstrate that the Company has more than nominal operations, provide more detailed disclosure as to your operations to date. Discuss the number of repairs made, who they were on behalf of and where they were shipped.

RESPONSE:  We have added the following disclosure to the Overview section of the Management’s Discussion and Analysis as well as the Description of Business section.

We have been in operation for seven months.  Our repair process is the warranty insurance company, such as Warrantech e-mails us the name and address of a person with a warranty claim.  We ship the person a box to put their product in and ship it back to us.  When we receive the product, we repair it and ship it back to the customer.  If it is not repairable, we ship them a new replacement product.  In our first seven months of operation we have done more than 500 repairs at a rate of approximately 15 to 20 each week.

Request for Acceleration

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Service Team, Inc. (the "Company") hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 4:00 p.m. Eastern Time on Wednesday, February 29, 2012.

The Company acknowledges that:

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me as necessary at the address, telephone and fax numbers above.  Thank you for your assistance.

Sincerely,

/s/ Robert L. Cashman
Robert L. Cashman
Secretary, Chief Financial Officer,
Chief Accounting Officer